UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of Israel Chemicals Ltd. filed with the Israel Securities Authority and dated March 3, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	The Israeli Court accepts the Administrative Petition against the “Lachish” Plan near Ashdod Port

Item 1

The Israeli Court accepts the Administrative Petition against the “Lachish” Plan near Ashdod Port

Further to the Company's immediate reports dated August 20 and October 10, 2019, regarding an administrative petition filed by the Manufacturers Association of Israel with the Be'er Sheva District Court in May 2019 (the “Petition”), on behalf of its members' operations in the Ashdod Port in Israel, including the Company's subsidiaries: Rotem Amfert Negev Ltd., Dead Sea Works Ltd. and Bromine Compounds Ltd., against the decision to approve a plan for the construction of a residential area in proximity to the Ashdod Port and facilities thereof (the “Plan”), the Company hereby reports that yesterday the Israeli Court rendered its ruling whereby it accepted the Petition and cancelled the decision to approve the Plan.

For further details regarding the Petition and the Subsidiaries' Application to join, see the Company's reports dated August 20 and October 10, 2019 (Ref. No. 2019-02-072009 and 2019-02-088248, respectively).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: November 12, 2019